FIRST TRUST/GALLATIN SPECIALTY FINANCE AND
                          FINANCIAL OPPORTUNITIES FUND
                        1001 WARRENVILLE ROAD, SUITE 300
                              LISLE, ILLINOIS 60532


                                 April 27, 2007



Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


         Re:           First Trust/Gallatin Specialty Finance and
                        Financial Opportunities Fund (the "Fund")
                            (File Nos. 333-141457 & 811-22039)

Ladies/Gentlemen:

         In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form N-2 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Fund, we acknowledge that:

         1. The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

         2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

         3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Very truly yours,

                                  FIRST TRUST/GALLATIN SPECIALTY FINANCE AND
                                     FINANCIAL OPPORTUNITIES FUND


                                  By  /s/ W. Scott Jardine
                                     ----------------------------------------
                                      W. Scott Jardine
                                      Secretary